

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2006

Sent by US Mail and Facsimile to 816-713-8810
Mr. Steven D. Hunt
Chief Executive Officer
U.S. Premium Beef, LLC
12200 North Ambassador Drive
Kansas City, MO 64163

Re: U.S. Premium Beef, LLC
Form 10-K for Fiscal Year Ended August 27, 2005
Filed November 23, 2005
File No. 333-115164

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 27, 2005

Item 8 – Financial Statements, page 44

1. Supplementally tell us why you have included the financial statements of National Beef Packing Company, LLC in this filing. Disclose the reasons for this presentation in future filings under Item 8 and in the Index to Financial Statements at page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please provide us with a signed audit report. In future filings, please include the confirmed signature of the firm on its report.

Note 1 – Description of Business and Acquisition, page F-8

3.   Please clarify for us why aLF Ventures, LLC's ability to generate future revenues is uncertain. Similar disclosure should be provided in Management's Discussion and Analysis pursuant to Item 303(a)(5) of Regulation S-K.

Cattle Delivery Arrangements

4.   In your supplemental response to these comments, describe for us how a Class A unit holder renews, terminates and transfers its obligation to deliver a head of cattle per year per Class A unit held. If US Premium Beef LLC has a repurchase obligation for these units, tell us how that is reflected in the financial statements.

Schedule I – Condensed Financial Information

5.   Please tell us how you determined that the company was not required to provide the condensed financial information under Schedule I pursuant to Rules 5-04(c) and 12-04 of Regulation S-X.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief